EX 77C  MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

On July 15, 2005, a Special Meeting of Shareholders of Jacobs & Company Mutual Fund (the "Fund") was held and the following matter was voted upon:

(1) Approval of a Plan of Reorganization of the Fund into a newly formed series of Northern Lights Fund Trust.

		  FOR		           AGAINST                 ABSTAIN
            467,879		        0		               0